UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 7)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Lancaster Colony Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

513847103

(CUSIP Number)

Mr. James A. Mitarotonda

c/o Barington Companies Equity Partners, L.P.

888 Seventh Avenue, 17th Floor

New York, NY 10019

(212) 974-5700

 (Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

June 16, 2008

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [   ].

 (Continued on following pages)

(Page 1 of 33 Pages)

SCHEDULE 13D
CUSIP No. 513847103	Page 2 of 33 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Equity Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	440,430
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	440,430
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
440,430

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.53%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 513847103	Page 3 of 33 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Investors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	440,430
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	440,430
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
440,430

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.53%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 513847103	Page 4 of 33 Pages

1)	NAME OF REPORTING PERSON

Barington Investments, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	211,335
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	211,335
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
211,335

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.74%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 513847103	Page 5 of 33 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Advisors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	211,335
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	211,335
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
211,335

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.74%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 513847103	Page 6 of 33 Pages

1)	NAME OF REPORTING PERSON

Benchmark Opportunitas Fund plc

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
None

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 513847103	Page 7 of 33 Pages

1)	NAME OF REPORTING PERSON

Barington Offshore Advisors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
None

14)	TYPE OF REPORTING PERSON
IA, OO

SCHEDULE 13D
CUSIP No. 513847103	Page 8 of 33 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Offshore Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

7) SOLE VOTING POWER
NUMBER OF	750,642
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	750,642
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
750,642

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.61%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 513847103	Page 9 of 33 Pages

1)	NAME OF REPORTING PERSON

Barington Offshore Advisors II, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	750,642
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	750,642
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
750,642

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.61%

14)	TYPE OF REPORTING PERSON
IA, OO

SCHEDULE 13D
CUSIP No. 513847103	Page 10 of 33 Pages

1)	NAME OF REPORTING PERSON

Barington Capital Group, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

7) SOLE VOTING POWER
NUMBER OF	1,402,407
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,402,407
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,402,407

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.88%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 513847103	Page 11 of 33 Pages

1)	NAME OF REPORTING PERSON

LNA Capital Corp.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	1,402,407
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,402,407
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,402,407

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.88%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 513847103	Page 12 of 33 Pages

1)	NAME OF REPORTING PERSON

James A. Mitarotonda

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	1,402,407
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,402,407
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,402,407

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.88%

14)	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
CUSIP No. 513847103	Page 13 of 33 Pages

1)	NAME OF REPORTING PERSON

RJG Capital Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	6,300
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	6,300
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,300

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 513847103	Page 14 of 33 Pages

1)	NAME OF REPORTING PERSON

RJG Capital Management, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	6,300
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	6,300
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,300

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 513847103	Page 15 of 33 Pages

1)	NAME OF REPORTING PERSON

Ronald Gross

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	6,300
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	6,300
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,300

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%

14)	TYPE OF REPORTING PERSON
IN

Page 16 of 33 Pages

This Amendment No. 7 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2007, as amended by that certain Amendment No. 1 filed with the SEC on June 18, 2007, that certain Amendment No. 2 filed with the SEC on June 25, 2007, that certain Amendment No. 3 filed with the SEC on July 23, 2007, that certain Amendment No. 4 filed with the SEC on September 17, 2007, that certain Amendment No. 5 filed with the SEC on September 21, 2007 and that certain Amendment No. 6 filed with the SEC on October 10, 2007 (collectively, the “Statement”) by and on behalf of Barington Companies Equity Partners, L.P. (“Barington”) and others with respect to the common stock, no par value per share (the “Common Stock”), of Lancaster Colony Corporation, an Ohio corporation (the “Company”).  The principal executive offices of the Company are located at 37 West Broad Street, Columbus, Ohio 43215.

Item 2.

Identity and Background.

Item 2 of the Statement is hereby amended and restated as follows:

(a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC and Ronald Gross, (each, a “Reporting Entity” and, collectively, the “Reporting Entities”).  Benchmark Opportunitas Fund plc and Barington Offshore Advisors, LLC are no longer beneficial owners of Common Stock of the Company and such entities will no longer be included as members of any group with the other Reporting Entities.

The reporting entities have previously reported together with D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd., HCM/Z Special Opportunities LLC, D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn (collectively, the "Zwirn Entities") regarding their respective interests in the Common Stock because they might have been deemed to constitute a "group" with respect to such Common Stock for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").  As of the close of business on June 16, 2008, the Reporting Entities and the Zwirn Entities decided to make decisions regarding their respective investments in shares of Common Stock independently of each other, and in particular will no longer act together for the purpose of acquiring, holding or disposing of securities of the Company.  As a result, the Reporting Entities disclaim membership in any "group" with the Zwirn Entities, for purposes of Section 13(d)(3) of the Exchange Act or otherwise, and will no longer be filing a joint Statement on Schedule 13D with the Zwirn Entities.

The Reporting Entities note that they and the Zwirn Entities each remain parties to an Agreement with the Company, dated as of October 9, 2007 (the “Agreement”), described in, and filed as an exhibit to, Amendment No. 6 to this Statement, but disclaim membership in any “group” for the foregoing purposes by reason of any continuing rights and obligations under the Agreement.

As of June 13, 2008, the Reporting Entities are the beneficial owners of, in the aggregate, 1,408,707 shares of Common Stock, representing approximately 4.9% of the shares of Common Stock presently outstanding.

Page 17 of 33 Pages

Barington Companies Equity Partners, L.P. is a Delaware limited partnership.  The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Barington Investments, L.P. is a Delaware limited partnership.  The principal business of Barington Investments, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Investments, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Benchmark Opportunitas Fund plc is a public limited company incorporated under the laws of Ireland as an investment company.  The principal business of Benchmark Opportunitas Fund plc is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Benchmark Opportunitas Fund, plc is Styne House, 2nd Floor, Upper Hatch Street, Dublin 2, Ireland.  The directors of Benchmark Opportunitas Fund plc and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.  Benchmark Opportunitas Fund plc liquidated all positions as of January 31, 2008.

Barington Companies Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands.  The principal business of Barington Companies Offshore Fund, Ltd. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. is c/o Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands.  The executive officers and directors of Barington Companies Offshore Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2.

The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC.  Barington Companies Investors, LLC is a Delaware limited liability company.  The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P.  The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.  James A. Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

The general partner of Barington Investments, L.P. is Barington Companies Advisors, LLC. Barington Companies Advisors, LLC is a Delaware limited liability company. The principal business of Barington Companies Advisors, LLC is serving as the general partner of Barington Investments, L.P. The address of the principal business and principal office of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Advisors, LLC.

The investment advisor of Benchmark Opportunitas Fund plc is Barington Offshore Advisors, LLC.  Barington Offshore Advisors, LLC is a Delaware limited liability company.  The principal business of Barington Offshore Advisors, LLC is serving as the investment advisor of Benchmark Opportunitas Fund plc.  The address of the principal business and principal office of Barington Offshore Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.  James A. Mitarotonda is the Managing Member of Barington Offshore Advisors, LLC.

Page 18 of 33 Pages

The investment advisor of Barington Companies Offshore Fund, Ltd. is Barington Offshore Advisors II, LLC.  Barington Offshore Advisors II, LLC is a Delaware limited liability company.  The principal business of Barington Offshore Advisors II, LLC is serving as the investment advisor of Barington Companies Offshore Fund, Ltd.  The address of the principal business and principal office of Barington Offshore Advisors II, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.  James A. Mitarotonda is the Managing Member of Barington Offshore Advisors II, LLC.

Barington Companies Investors, LLC, Barington Companies Advisors, LLC, Barington Offshore Advisors, LLC and Barington Offshore Advisors II, LLC are each majority-owned subsidiaries of Barington Capital Group, L.P.  Barington Capital Group, L.P. is a New York limited partnership.  The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

The general partner of Barington Capital Group, L.P. is LNA Capital Corp.  LNA Capital Corp. is a Delaware corporation.  The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P.  The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.  James A. Mitarotonda is the sole stockholder and director of LNA Capital Corp.  The executive officers of LNA Capital Corp. and their principal occupations and business addresses are set forth on Schedule III and incorporated by reference in this Item 2.  The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P.  The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

RJG Capital Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies.  The address of the principal offices of RJG Capital Partners, L.P. is 11517 West Hill Drive, North Bethesda, Maryland 20852.

The general partner of RJG Capital Partners, L.P. is RJG Capital Management, LLC. RJG Capital Management, LLC is a Delaware limited liability company formed to be the general partner of RJG Capital Partners, L.P.  The address of the principal offices of RJG Capital Management, LLC is 11517 West Hill Drive, North Bethesda, Maryland 20852.  Ronald J. Gross is the Managing Member of RJG Capital Management, LLC.  The business address of Mr. Gross is c/o RJG Capital Management, LLC, 11517 West Hill Drive, North Bethesda, Maryland 20852.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

Page 19 of 33 Pages

 (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of the United Kingdom, Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom, Jim Cleary, a director of Benchmark Opportunitas Fund plc, who is a citizen of Ireland, Andreas Jeschko, a director of Benchmark Opportunitas Fund plc, who is a citizen of Austria, Karen Kisling, a director of Benchmark Opportunitas Fund plc, who is a citizen of Austria and Carl O'Sullivan, a director of Benchmark Opportunitas Fund plc, who is a citizen of Ireland.

Item 3.

Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and supplemented as follows:

Since the filing of the Statement, the Reporting Entities purchased an aggregate of 18,356 shares of Common Stock.  The amount of funds expended for purchases of Common Stock was approximately $292,141.90 by Barington Investments, L.P. and $309,446.01 by Barington Companies Offshore Fund, Ltd.

All purchases of Common Stock since the filing of the Statement were made in open market transactions.  All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  All transactions in shares of Common Stock effected by the Reporting Entities since the filing of the Statement, including, without limitation, shares of Common Stock subject to listed American-style call and put options, are set forth in Schedule IV attached hereto and incorporated herein by reference.

Item 4.

Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

Since the filing of the Statement, representatives of the Reporting Entities have engaged in conversations with representatives of the Company regarding the Company’s obligations under the Agreement.  The Reporting Entities are awaiting, in accordance with the terms of the Agreement, public disclosure of (a) the Company’s business plan to improve its operations and profitability, (b) completion of the Company's strategic review process with respect to its Candles Segment and (c) the results of the Company's corporate governance review.  The Reporting Entities intend to continue to closely monitor the Company’s compliance with the terms of the Agreement as well as its financial and share price performance.

Page 20 of 33 Pages

Item 5.

Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated as follows:

(a)

As of June 13, 2008, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 440,430 shares of Common Stock, representing approximately 1.53% of the shares of Common Stock presently outstanding based upon the 28,723,000 shares of Common Stock reported by the Company to be issued and outstanding as of April 30, 2008 in its Form 10-Q filed with the Securities and Exchange Commission on May 12, 2008 (the “Issued and Outstanding Shares”).

As of June 13, 2008, Barington Investments, L.P. beneficially owns 211,335 shares of Common Stock, representing approximately 0.74% of the Issued and Outstanding Shares.  As of June 13, 2008, Barington Companies Offshore Fund, Ltd. beneficially owns 750,642 shares of Common Stock, representing approximately 2.61% of the Issued and Outstanding Shares.  As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 440,430 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., representing approximately 1.53% of the Issued and Outstanding Shares.  As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 211,335 shares of Common Stock beneficially owned by Barington Investments, L.P., representing approximately 0.74% of the Issued and Outstanding Shares.  As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may be deemed to beneficially own the 750,642 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing approximately 2.61% of the Issued and Outstanding Shares.  As the majority member of Barington Companies Investors, LLC, Barington Companies Advisors, LLC, and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 440,430 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 211,335 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 750,642 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,402,407 shares, representing approximately 4.88% of the Issued and Outstanding Shares.  As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 440,430 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 211,335 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 750,642 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,402,407 shares of Common Stock, representing approximately 4.88% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 440,430 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 211,335 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 750,642 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,402,407 shares of Common Stock, representing approximately 4.88% of the Issued and Outstanding Shares.  Mr. Mitarotonda has sole voting and dispositive power with respect to the 440,430 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 211,335 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 750,642 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd.  Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

Page 21 of 33 Pages

As of June 13, 2008, RJG Capital Partners, L.P. beneficially owns 6,300 shares of Common Stock, representing approximately 0.02% of the Issued and Outstanding Shares.  As the general partner of RJG Capital Partners, L.P., RJG Capital Management, LLC may be deemed to beneficially own the 6,300 shares beneficially owned by RJG Capital Partners, L.P., representing approximately 0.02% of the Issued and Outstanding Shares.  As the managing member of RJG Capital Management, LLC, which in turn is the general partner of RJG Capital Partners, L.P., Ronald J. Gross may be deemed to beneficially own the 6,300 shares beneficially owned by RJG Capital Partners, L.P., representing approximately 0.02% of the Issued and Outstanding Shares.  Mr. Gross has sole voting and dispositive power with respect to the 6,300 shares beneficially owned by RJG Capital Partners, L.P. by virtue of his authority to vote and dispose of such shares.  Mr. Gross disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.  Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(b)  Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a).  Each of the Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares.  Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other Reporting Entities within the same chain of ownership.  Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

(c)  Information concerning all transactions in shares of Common Stock effected by the Reporting Entities since the filing of the Statement, including, without limitation, with respect to shares of Common Stock subject to listed American-style call and put options, is set forth in Schedule IV attached hereto and incorporated herein by reference.

(d)  Not applicable.

(e)  As of the close of business on June 16, 2008, the Reporting Entities cease to be subject to beneficial ownership filing requirements under Section 13 of the Exchange Act, as their beneficial ownership of Common Stock is now below 5% of the shares of Common Stock presently outstanding.

Page 22 of 33 Pages

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

The Reporting Entities are parties to an agreement with respect to the joint filing of this Statement, and any amendments thereto.  A copy of such agreement is attached hereto as Exhibit 99.9 and incorporated herein by reference.

Certain of the Reporting Entities have entered into, and may, from time to time, enter into in the future, certain publicly traded, American-style call and put option market contracts with unrelated third parties.  Further information regarding any such contracts in effect as of June 13, 2008 is included in Schedule IV attached hereto.

Item 7.

Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.	Exhibit Description	Page

99.9

Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC and Ronald J. Gross dated June 16, 2008 (which supersedes and replaces the Agreement of Joint Filing dated March 19, 2007, as previously filed as Exhibit 99.1 to the Schedule 13D filed with the SEC on March 19, 2007).

31 to 33

Page 23 of 33 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: June 16, 2008

BARINGTON COMPANIES EQUITY PARTNERS, L.P.

By:

Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON INVESTMENTS, L.P.

By:

Barington Companies Advisors, LLC, its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON COMPANIES ADVISORS, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BENCHMARK OPPORTUNITAS FUND PLC

By: Barington Offshore Advisors, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON OFFSHORE ADVISORS, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

Page 24 of 33 Pages

BARINGTON COMPANIES OFFSHORE FUND, LTD.

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President

BARINGTON OFFSHORE ADVISORS II, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON CAPITAL GROUP, L.P.

By:  LNA Capital Corp., its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

/s/ James A. Mitarotonda

James A. Mitarotonda

Page 25 of 33 Pages

RJG CAPITAL PARTNERS, L.P.

By:

RJG Capital Management, LLC, its general partner

By: /s/ Ronald J. Gross

Name: Ronald J. Gross

Title:   Managing Member

RJG CAPITAL MANAGEMENT, LLC

By: /s/ Ronald J. Gross

Name: Ronald J. Gross

Title:   Managing Member

/s/ Ronald J. Gross

Ronald J. Gross

Page 26 of 33 Pages

SCHEDULE I

Directors of Benchmark Opportunitas Fund plc

Name and Position	Principal Occupation	Principal Business Address
Jim Cleary Director	Principal of Cleary Consulting	Oriel, 25 Revington Park, North Circular Road, Limerick, Ireland

Andreas Jeschko Director	Chief Executive Officer of Benchmark Advisory Limited and Benchmark Capital Management GmbH	23 Regent House, Bisazza Street, SLM15, Sliema, Malta

Kenneth Mousu Director	Chief Investment Officer of Benchmark Advisory Limited	23 Regent House, Bisazza Street, SLM15, Sliema, Malta

Carl O’Sullivan Director	Partner, Arthur Cox	Earlsfort Centre Earlsfort Terrace Dublin 2 Ireland

Page 27 of 33 Pages

SCHEDULE II

Directors and Officers of Barington Companies Offshore Fund, Ltd.

Name and Position

Principal Occupation

Principal Business Address

Sebastian E. Cassetta

Senior Managing Director and

888 Seventh Avenue

Director

Chief Operating Officer of

17th Floor

Barington Capital Group, L.P.

New York, NY 10019

Jonathan Clipper

Managing Director of

7 Reid Street, Suite 108

Director

Bedford Management Ltd.

Hamilton HM11, Bermuda

Graham Cook

Director/Manager, Corporate

Bison Court

Director

Services of Bison Financial

P.O. Box 3460

Services, Ltd.

Road Town, Tortola

British Virgin Islands

Citigroup Fund Services, Ltd.

Fund Administration

Washington Mall 1, 3rd Flr.

Secretary

22 Church Street

Hamilton HM11, Bermuda

SCHEDULE III

Officers of LNA Capital Corp.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda President and CEO	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Sebastian E. Cassetta Secretary	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Page 28 of 33 Pages

SCHEDULE IV

This schedule sets forth information with respect to each purchase and sale of Common Stock and sale of listed American-style call and put options which were effectuated by a Reporting Entity since the filing of the Statement.  All transactions were effectuated in the open market through a broker.

Shares of Common Stock sold by Barington Companies Equity Partners, L.P.

Date	Quantity	Price	Cost(*)
12/19/2007	(2,747)	$40.0159	$(109,923.68)
12/21/2007	(5,844)	$41.4331	$(242,135.04)
12/24/2007	(2,922)	$41.6485	$(121,696.92)
2/19/2008	(2,969)	$37.6903	$(111,902.50)
2/21/2008	(2,969)	$37.9158	$(112,572.01)
2/25/2008	(2,969)	$38.1372	$(113,229.35)
2/26/2008	(2,969)	$38.4234	$(114,079.07)
3/6/2008	(2,969)	$36.9424	$(109,681.99)
3/10/2008	(1,484)	$36.9988	$(54,906.22)
3/31/2008	(7,422)	$40.0622	$(297,341.65)
4/2/2008	(2,473)	$41.2659	$(102,050.57)
4/3/2008	(4,949)	$41.1901	$(203,849.80)
4/18/2008	(7,300)	$40.0000	$(292,000.00)

Options sold by Barington Companies Equity Partners, L.P.

Date	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
3/10/2008	Call	(15,900)	$40.00	4/19/2008	$0.4500	$(7,155.00)
3/12/2008	Call	(6,400)	$40.00	4/19/2008	$0.8000	$(5,120.00)
3/18/2008	Call	(12,700)	$40.00	4/19/2008	$0.7500	$(9,525.00)
3/20/2008	Call	(19,100)	$40.00	4/19/2008	$1.1633	$(22,219.03)
3/26/2008	Call	(1,600)	$40.00	4/19/2008	$1.3500	$(2,160.00)
3/27/2008	Call	(6,400)	$40.00	4/19/2008	$1.4500	$(9,280.00)
4/2/2008	Call	(1,600)	$40.00	4/19/2008	$1.5000	$(2,400.00)
4/8/2008	Call	(6,000)	$40.00	5/17/2008	$1.9250	$(11,550.00)
4/14/2008	Call	(4,500)	$40.00	5/17/2008	$1.1166	$(5,024.70)
4/15/2008	Call	(3,000)	$40.00	5/17/2008	$1.2764	$(3,829.20)
4/16/2008	Call	(1,500)	$40.00	5/17/2008	$1.4000	$(2,100.00)
4/17/2008	Call	(1,500)	$40.00	5/17/2008	$1.3000	$(1,950.00)
4/18/2008	Call	63,700	$40.00	4/19/2008	**	**
4/21/2008	Call	(2,900)	$40.00	5/17/2008	$1.1000	$(3,190.00)
5/5/2008	Put	(3,100)	$30.00	6/21/2008	$0.5250	$(1,627.50)
5/5/2008	Put	(6,900)	$30.00	9/20/2008	$1.1775	$(8,124.75)
5/6/2008	Put	(2,400)	$30.00	9/20/2008	$1.2500	$(3,000.00)
5/16/2008	Call	19,400	$40.00	5/17/2008	**	**
6/4/2008	Put	(9,500)	$30.00	9/20/2008	$0.9000	$(8,550.00)

Page 29 of 33 Pages

Shares of Common Stock purchased and sold by Barington Investments, L.P.

Date	Quantity	Price	Cost(*)
12/19/2007	(1,266)	$40.0159	$(50,660.13)
12/21/2007	(2,694)	$41.4331	$(111,620.77)
12/24/2007	(1,347)	$41.6485	$(56,100.53)
2/19/2008	(1,368)	$37.6903	$(51,560.33)
2/21/2008	(1,368)	$37.9158	$(51,868.81)
2/25/2008	(1,368)	$38.1372	$(52,171.69)
2/26/2008	(1,368)	$38.4234	$(52,563.21)
3/6/2008	(1,368)	$36.9424	$(50,537.20)
3/10/2008	(684)	$36.9988	$(25,307.18)
3/31/2008	(3,420)	$40.0622	$(137,012.72)
4/2/2008	(1,140)	$41.2659	$(47,043.13)
4/3/2008	(2,280)	$41.1901	$(93,913.43)
4/18/2008	(3,900)	$40.0000	$(156,000.00)
5/2/2008	4,058	$33.1357	$134,464.67
5/6/2008	4,856	$32.4706	$157,677.23

Options sold by Barington Investments, L.P.

Date	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
3/10/2008	Call	(7,300)	$40.00	4/19/2008	$0.4500	$(3,285.00)
3/12/2008	Call	(2,900)	$40.00	4/19/2008	$0.8000	$(2,320.00)
3/18/2008	Call	(5,900)	$40.00	4/19/2008	$0.7500	$(4,425.00)
3/20/2008	Call	(8,800)	$40.00	4/19/2008	$1.1633	$(10,237.04)
3/26/2008	Call	(700)	$40.00	4/19/2008	$1.3500	$(945.00)
3/27/2008	Call	(2,900)	$40.00	4/19/2008	$1.4500	$(4,205.00)
4/2/2008	Call	(700)	$40.00	4/19/2008	$1.5000	$(1,050.00)
4/8/2008	Call	(2,700)	$40.00	5/17/2008	$1.9250	$(5,197.50)
4/14/2008	Call	(2,000)	$40.00	5/17/2008	$1.1166	$(2,233.20)
4/15/2008	Call	(1,400)	$40.00	5/17/2008	$1.2764	$(1,786.96)
4/16/2008	Call	(700)	$40.00	5/17/2008	$1.4000	$(980.00)
4/17/2008	Call	(700)	$40.00	5/17/2008	$1.3000	$(910.00)
4/18/2008	Call	29,200	$40.00	4/19/2008	**	**
4/21/2008	Call	(1,400)	$40.00	5/17/2008	$1.1000	$(1,540.00)
5/5/2008	Put	(1,500)	$30.00	6/21/2008	$0.5250	$(787.50)
5/5/2008	Put	(3,300)	$30.00	9/20/2008	$1.1775	$(3,885.75)
5/6/2008	Put	(1,100)	$30.00	9/20/2008	$1.2500	$(1,375.00)
5/16/2008	Call	8,900	$40.00	5/17/2008	**	**
6/4/2008	Put	(4,600)	$30.00	9/20/2008	$0.9000	$(4,140.00)

Shares of Common Stock sold by Benchmark Opportunitas Fund plc

Date	Quantity	Price	Cost(*)
12/6/2007	(9,600)	$39.1358	$(375,703.68)
12/19/2007	(149)	$40.0159	$(5,962.37)
12/21/2007	(316)	$41.4331	$(13,092.86)
12/24/2007	(158)	$41.6485	$(6,580.46)
12/27/2007	(2,500)	$40.6256	$(101,564.00)
12/28/2007	(2,500)	$40.4768	$(101,192.00)

Page 30 of 33 Pages

1/7/2008	(12,500)	$37.0120	$(462,650.00)
1/9/2008	(1,400)	$37.1843	$(52,058.02)
1/10/2008	(1,400)	$37.5179	$(52,525.06)
1/14/2008	(1,400)	$36.7193	$(51,407.02)
1/15/2008	(1,900)	$36.4858	$(69,323.02)
1/28/2008	(2,343)	$34.4712	$(80,766.02)

Shares of Common Stock purchased and sold by Barington Companies Offshore Fund, Ltd.

Date	Quantity	Price	Cost(*)
12/19/2007	(4,622)	$40.0159	$(184,953.49)
12/21/2007	(9,836)	$41.4331	$(407,535.97)
12/24/2007	(4,918)	$41.6485	$(204,827.32)
2/19/2008	(4,997)	$37.6903	$(188,338.43)
2/21/2008	(4,997)	$37.9158	$(189,465.25)
2/25/2008	(4,997)	$38.1372	$(190,571.59)
2/26/2008	(4,997)	$38.4234	$(192,001.73)
3/6/2008	(4,997)	$36.9424	$(184,601.17)
3/10/2008	(2,499)	$36.9988	$(92,460.00)
3/31/2008	(12,493)	$40.0622	$(500,497.06)
4/2/2008	(4,164)	$41.2659	$(171,831.21)
4/3/2008	(8,329)	$41.1901	$(343,072.34)
4/18/2008	(12,400)	$40.0000	$(496,000.00)
5/2/2008	4,298	$33.1357	$142,417.24
5/6/2008	5,144	$32.4706	$167,028.77

Options sold by Barington Companies Offshore Fund, Ltd.

Date	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
3/10/2008	Call	(26,800)	$40.00	4/19/2008	$0.4500	$(12,060.00)
3/12/2008	Call	(10,700)	$40.00	4/19/2008	$0.8000	$(8,560.00)
3/18/2008	Call	(21,400)	$40.00	4/19/2008	$0.7500	$(16,050.00)
3/20/2008	Call	(32,100)	$40.00	4/19/2008	$1.1633	$(37,341.93)
3/26/2008	Call	(2,700)	$40.00	4/19/2008	$1.3500	$(3,645.00)
3/27/2008	Call	(10,700)	$40.00	4/19/2008	$1.4500	$(15,515.00)
4/2/2008	Call	(2,700)	$40.00	4/19/2008	$1.5000	$(4,050.00)
4/8/2008	Call	(10,000)	$40.00	5/17/2008	$1.9250	$(19,250.00)
4/14/2008	Call	(7,500)	$40.00	5/17/2008	$1.1166	$(8,374.50)
4/15/2008	Call	(5,100)	$40.00	5/17/2008	$1.2764	$(6,509.64)
4/16/2008	Call	(2,500)	$40.00	5/17/2008	$1.4000	$(3,500.00)
4/17/2008	Call	(2,500)	$40.00	5/17/2008	$1.3000	$(3,250.00)
4/18/2008	Call	107,100	$40.00	4/19/2008	**	**
4/21/2008	Call	(5,000)	$40.00	5/17/2008	$1.1000	$(5,500.00)
5/5/2008	Put	(5,400)	$30.00	6/21/2008	$0.5250	$(2,835.00)
5/5/2008	Put	(11,800)	$30.00	9/20/2008	$1.1775	$(13,894.50)
5/6/2008	Put	(4,100)	$30.00	9/20/2008	$1.2500	$(5,125.00)
5/16/2008	Call	32,600	$40.00	5/17/2008	**	**
6/4/2008	Put	(16,300)	$30.00	9/20/2008	$0.9000	$(14,670.00)

(*)    Excludes commissions and other execution-related costs.

(**)  Expired.